Exhibit 99.1

Draganfly Technology Clears Path to Victory at Mint 400

Los Angeles, CA. March 08, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Draganfly Trophy Truck, driven by Ryan Arciero, will be competing in this year’s BF Goodrich Tires Mint 400 race in Las Vegas, Nevada.

The Mint 400, also known as The Great American Desert Race, is described by organizers as the “oldest and most prestigious off-road race in America”, taking place across 400 miles of challenging desert track between Primm and Midway, it regularly attracts the biggest names in off-road racing.

Traditionally held every March, crowds of up 65,000 come to watch 500 race teams in over 50 classes from 25 different states and 15 different countries.

At the 2021 Mint 400, the #32 Truck, driven by Ryan Arciero, narrowly missed out on overall victory, coming in a very close second with a time of 7:03:15.238.

That event marked the successful integration of Draganfly’s advanced unmanned aerial vehicle (UAV) thermal imaging technology, which assisted the team in better navigating the large amounts of dust thrown up by competitors. Draganfly drones, installed with the Company’s latest proprietary mapping software, were also utilized to provide accurate terrain data.

Over the winter Draganfly has been working very closely with Ryan and the #32 Team to review the feedback from that race, take those findings and improve the capabilities in both bench and field testing ahead of the 2022 race season.

For the 2022 Mint 400, the #32 Truck will have an upgraded thermal imaging system to assist in navigating through the dust, improving not only the safety of those onboard, fellow competitors, and also trackside spectators. The mapping system has also been improved to provide faster, real time streaming of course data.

Ahead of the Mint 400, #32 driver Ryan Arciero said: “The last Mint was probably the dustiest race I have ever competed in, it was crazy. There was literally zero visibility in places, it was incredibly dangerous, but with Draganfly’s technology we’re really reducing the risk. I’m looking forward to the race, and I’m confident we can go one place better than last time.”

“I’m really excited to see our latest technology advancements in competitive action,” said Cameron Chell, CEO of Draganfly. “We’ve worked hard with Ryan and the team over the winter to learn from the data from last season. This isn’t just about making the Draganfly truck more competitive, it’s about making the sport safer and benefiting everyone.”

The 2022 BF Goodrich Tires Mint 400 event begins Wednesday, March 9, 2022, with the Unlimited Class (Trophy Trucks) racing on Saturday, March 13, 2022. For more information, please click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganflyinc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boersefrankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the 2022 Mint 400 and the Draganfly Trophy Truck. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.